EXHIBIT 12

AMERICAN STANDARD INC.

COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

	For the Years ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Income from continuing operations before income taxes	$476.4	$556.2	$549.2	$362.9	$725.9	$127.1	$120.9
Equity in net (income) loss of associated companies net of dividends received	(2.8)	(13.5)	(14.3)	(15.8)	(20.6)	(7.3)	(3.3)
Amortization of capitalized interest	2.3	2.3	2.3	2.3	2.3	0.6	0.6
Interest expense	168.7	129.0	117.0	114.9	118.3	29.6	30.5
Rental expense factor	53.2	58.6	37.5	38.7	41.8	10.4	10.9

Earnings available for fixed charges	$697.8	$732.6	$691.7	$503.0	$867.7	$160.4	$159.6

Interest expense	$168.7	$129.0	$117.0	$114.9	$118.3	$29.6	$30.5
Capitalized interest	4.8	2.6	0.9	0.2	0.5	0.1	0.3
Rental expense factor	53.2	58.6	37.5	38.7	41.8	10.4	10.9

Fixed charges	$226.7	$190.2	$155.4	$153.8	$160.6	$40.1	$41.7

Ratio of earnings to fixed charges	3.1	3.9	4.5	3.3	5.4	4.0	3.8